

June 3, 2010

Mr. Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

> **Re:** **Halliburton Company**
> **Registration Statement on Form S-4**
> **Filed May 7, 2010**
> **File No. 333-166656**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **Definitive Proxy Statement filed April 5, 2010**
> **File No. 001-03492**

Dear Mr. Cornelison:

We have limited our review of your Form S-4 to those issues we have addressed in our comments. We have also reviewed your Form 10-K and related filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1.   Please revise your Plan of Merger to provide a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

2.   We note the information included in an Item 7.01 Form 8-K submitted on June 2, 2010. In reference to the well being drilled by the Deepwater Horizon, you state your

belief that your applicable contracts provide for full indemnification for all potential claims and expenses (other than claims by Halliburton employees and with respect to loss or damage to Halliburton property). You also state that you have a general liability insurance program of $600 million. Please revise the prospectus to include this information in a recent events section, and please also review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that a rig for which you are performing services is involved in an explosion or similar event. For example, and without limitation, your disclosure should address the following:

- Disclose the applicable policy limits related to your insurance coverage;
- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims; and
- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.

3.   In your Item 7.01 Form 8-K submitted on June 2, 2010, you also discuss the impact that the moratorium on deepwater drilling activity in the Gulf of Mexico will have on your North American operations. In a recent events section of the prospectus, please quantify the contribution of deepwater drilling activity in the Gulf and its importance to North American operations. If known, please discuss the likely impact on your revenues, your 2,200 employees in the Gulf, and your asset allocation.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

4.   We note from your disclosure on pages 2, 10, and elsewhere in your Form 10-K that you operate in Latin America, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include substantive disclosure regarding your business contacts with Cuba, Sudan, Syria, or Iran.

Please provide us with information regarding your past, current, and anticipated contacts with Cuba, Sudan, Syria, and Iran, if any, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letters to the staff dated May 26, 2006 and June 16, 2006. Your response should describe any products, equipment, components, technology, software, or services you have provided into any of those countries, directly or indirectly, since your above-referenced letters, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Risk Factors, page 6

5.   Rather than refer the reader to "Information related to risk factors" which appears elsewhere in your document, provide in this section all the disclosure Item 503(c) of Regulation S-K requires. Similarly, the reference at page 6 under the caption "Legal Proceedings" to the MD&A section for "Information related to various commitments and contingencies" is not sufficiently precise for the purpose of Item 103 of Regulation S-K.

6.   Your Risk Factors section should be a separate section and not combined with a discussion of forward-looking information within MD&A at page 35. In the new Risk Factors disclosure, make clear that you have identified known material risks particular to your business, rather than suggesting as you have at page 35 that "it is not possible to identify all risk factors."

7.   Each risk factor should consist of one or two short paragraphs. Eliminate from the Risk Factors section any extraneous detail or text that mitigates the risks you present. For example, you state that "we do no expect the implementation of the consultant's recommendations to materially impact our long-term strategy;" "KBR has agreed that our indemnification obligations … have been fully satisfied;" and "We selectively use hedging transactions to limit our exposure to risks…." Instead, state the risk directly. Additional details may appear elsewhere in your document, but they do not belong in the Risk Factors section.

8.   Identify particular risks with sufficiently descriptive captions, rather than by the use of general headings such as "Exploration and production activity;" "Capital spending;" "Customers;" "Environmental requirements;" and "Weather." Also, avoid bundling more than one risk under each caption. Instead, discuss each risk separately and with proper prominence.

Business Environment and Results of Operations, page 14

9.   We note the reference at pages 17 and 18 to a number of "contract wins," but you omit the names of the counterparties in several of the larger contracts you mention. Name the counterparties as appropriate, and in future filings, identify any of the identified contracts that have been or may be at least partially affected as a result of the Gulf of Mexico spill in April 2010, if known. Also please confirm that Item 601(b) of Regulation S-K would require none of the referenced contracts to be filed as exhibits.

Note 12. Financial Instruments and Risk Management, page 77

10.   We note that you adopted Accounting Standards Codification (ASC) 820, "Fair Value Measurements and Disclosures", on January 1, 2008 and January 1, 2009. The table presented in footnote 12 is not complete as it does not appear to address all required disclosures. Please expand your footnote to include the required disclosures for assets and liabilities that are measured at fair value in accordance with the ASC 820-10-50, or identify where such disclosures have been presented.

Note 14. Accounting Standards Recently Adopted, page 83

11.   We note that you adopted an update to accounting standards related to convertible debt instruments that may be settled in cash upon conversion (Pre-Codification FSP APB 14-1) on January 1, 2009. As a result of this adoption of new accounting guidance, you reversed the $693 million loss previously recognized upon the settlement of your convertible debt in fiscal year 2008. The guidance at ASC 470-20-40 states a debt extinguishment gain or loss should be recognized as the difference between the settlement consideration attributed to the liability component and the sum of (a) the net carrying amount of the liability component and (b) any unamortized debt issuance costs. It appears to us that no debt extinguishment gain or loss is recognized from the settlement of your convertible debt after the reversal of the $693 million loss recorded in 2008. In this regard, please confirm to us that the fair value of the liability component immediately prior to the settlement equals the sum of its net carrying value and related unamortized debt issuance costs. In your response, please provide sufficient detailed analysis to support your conclusion.

Definitive Proxy Statement filed April 5, 2010

Executive Compensation

Compensation Discussion and Analysis

Long-term Incentives, page 19

12.   Please revise to clarify your disclosure that 2009 long-term incentive awards for each NEO were based primarily on "market data." Specifically, please disclose how you determined the level of stock and option awards for each NEO in 2009.

Performance Units, page 19

13.   We note that this program measures your consolidated Return on Capital Employed, or ROCE, compared to both absolute and relative goals, as measured by the results of your peer group over a three-year period. As such, the award for the 2007 cycle

ending December 31, 2009 was paid in 2010 and disclosed in your summary compensation table. In this regard, you disclosed in your 2008 proxy that Mr. Lesar has a maximum payout potential of $5,000,000 if the maximum goals of the 2007-2009 cycle performance unit program are met or exceeded. Please disclose what such maximum goals were for this period. Similarly, please disclose the performance goals that translate into the target and maximum payout under the 2009 cycle, which you disclose to be $2,500,000 and $5,000,000, respectively, for Mr. Lesar, and as percentages of base salary for your other NEOs.

14. You disclose that the three year average ROCE for the 2007 cycle was in absolute terms 21.53%, while the three year average for the comparator peer group was 15.74% at the 75th percentile. Please disclose how this achievement factored into the award levels as disclosed in your summary compensation table, and discuss why you measured against the 75th percentile.

15. We note that your 2009 ROCE calculation excluded the $2 billion in senior notes you issued in 2009, because "this borrowing was not contemplated when performance targets were set." Please clarify the impact that these borrowings had on your 2009 ROCE calculation, and, if known, discuss whether the average ROCE for your comparator peer group also excluded any unanticipated borrowings by the composite companies.

Closing Comments

As appropriate, please revise your filings in response to these comments. Please provide us with marked copies of any amendment to expedite our review. Please also furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any

> action with respect to the filing;
> - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
>
> - the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile (832) 397-8071</u>
William T. Heller IV
Thompson & Knight LLP